CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Merrill Lynch Commodity Index eXtra J-Series F3 Total Return Index, due January 9, 2015	50	$100,000	$5,000,000	$644.00

  (1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180488

Pricing Supplement No. 1284

(To Prospectus dated March 30, 2012,

Series L Prospectus Supplement dated March 30, 2012, and

Product Supplement CLN-3 dated April 4, 2012)

December 2, 2013

Commodity-Linked Notes Linked to the Merrill Lynch Commodity Index eXtra J-Series F3 Total Return Index, due January 9, 2015

Issuer:	Bank of America Corporation
Pricing Date:	December 2, 2013
Issue Date:	December 9, 2013
Stated Maturity Date:	January 9, 2015
Aggregate Principal Amount:	$5,000,000
Underlying Index:	The Merrill Lynch Commodity Index eXtra J-Series F3 Total Return Index (Bloomberg symbol: “MLCXJTR”)
Starting Value:	89.5896
Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-3.
Leverage Factor:	3
Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.48% per annum, as described on page S-19 of product supplement CLN-3 under “Description of the Notes—Payment at Maturity.”
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One Month
Interest Reset Dates:	The 9th of each calendar month during the term of the Notes, commencing on January 9, 2014.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Plus 0 basis points
Initial Optional Redemption Date:	December 9, 2013
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Listing:	No listing on any securities exchange.
CUSIP:	06048WPH7

	Per Note	Total
Public Offering Price(1)	$100,000	$5,000,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$5,000,000

(1)	Plus accrued interest from December 9, 2013 if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on December 9, 2013 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

THE UNDERLYING INDEX

     The Underlying Index is a modified version of the Merrill Lynch Commodity Index eXtraSM (“MLCX”), which is more fully described in “The Underlying Indices—Merrill Lynch Commodity Index eXtraSM” beginning on page S-51 of product supplement CLN-3. The Underlying Index measures the performance of 19 MLCX commodity indices. The 19 commodity indices that currently comprise the Underlying Index (the “Subindices”) and their respective percentage target weights are as follows:

Index Commodities	Subindex Bloomberg Ticker	Percentage Target Weight
Crude oil (WTI)	MLCXJCL	23%
Heating Oil	MLCXJHO	5%
Natural Gas	MLCXJNG	6%
Gasoline (RBOB)	MLCXJXB	5%
Corn	MLCXJC	6%
Soybeans	MLCXJS	6%
Wheat	MLCXJW	1%
Live Cattle	MLCXJLC	6%
Lean Hogs	MLCXJLH	1%
Copper (COMEX)	MLCXJHG	6%
Aluminum	MLCXJLA	6%
Nickel	MLCXJLN	1%
Gold	MLCXJGC	6%
Silver	MLCXJSI	1%
Cocoa	MLCXJCC	5%
Orange Juice	MLCXJJO	1%
Coffee	MLCXJKC	5%
Sugar	MLCXJSB	5%
Cotton	MLCXJCN	5%

     “Merrill Lynch Commodity Index eXtraSM” is our service mark and trademark.

HISTORICAL INFORMATION

     The following graph sets forth the daily historical performance of the Underlying Index in the period from September 8, 2008* through November 29, 2013. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes.

* The inception date of the Underlying Index was September 8, 2008. As such, there is no trading information prior to that time.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of Bank of America Corporation, and the Notes have been delivered against payment therefore as contemplated in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such Notes will be legal, valid and binding obligations of Bank of America Corporation, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to our Registration Statement relating to the Notes filed with the SEC filed on March 30, 2012.